United States securities and exchange commission logo





                              January 11, 2021

       Cong (Kenny) Li
       Chief Executive Officer
       Onion Global Ltd
       No. 309 3-05 Huangfu Avenue Zhong
       Tianhe District, Guangzhou City, Guangdong Province
       People   s Republic of China

                                                        Re: Onion Global Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
14, 2020
                                                            CIK No. 0001829949

       Dear Mr. Li:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted December 14, 2020

       Prospectus Summary, page 1

   1. Please define or include descriptions of the following terms or phrases as they relate to your business:
                                                            brand partners;
                                                            brands;
                                                            dream factory;
                                                            lifestyle brands;
                                                            to "groom" brands;
and
                                                            to "incubate" brand
partners.
 Cong (Kenny) Li
Onion Global Ltd
January 11, 2021
Page 2
2. We note your statement that your platform "improved [your] users' lives in small but meaningful ways, disrupted the conventional offline and online lifestyle retail landscape, and reshaped the consumer culture in China." Please provide additional support and context for this statement.
3. We note that you have 20 private label brands, over 60 brand partners, and over 130 authorized distributors and resellers around the globe. We also note that you have over
         429,000 active KOCs, including O'Partners, third-party product suppliers, and cooperate with logistics services providers, and marketing partners. To the extent you are substantially dependent on any contract associated with the foregoing, please include such agreement(s) as an exhibit. Refer to Item 601(b)(10) of Regulation
S-K.
4. Please clarify what your "massive social graph and database" is and specifically what data analytics it relies upon. Please also provide additional information supporting how you turn "the incubation of emerging brands from a reactionary, discretionary exercise into a predictive, data-driven technique."
5. Please disclose the industry average delivery time and how you have defined industry for this purpose. Please also provide supplemental support for your recognition as "a pioneer and leader in social e-commerce."
6. We note your statements on page 4 regarding your successful track record and plans to expand your brand portfolio. Please provide support for these statements or characterize them as management's beliefs.
Use of Proceeds, page 64

7. We note that you plan to use approximately 15% of the net proceeds from this offering for, among other things, potential strategic investments and acquisitions. If the proceeds are being used directly or indirectly to acquire assets, other than in the ordinary course of business, briefly describe the assets and their cost. If the assets will be acquired from affiliates of the company or their associates, disclose the persons from whom they will be acquired and how the cost to the company will be determined. Further, if the proceeds may or will be used to finance acquisitions of other businesses, give a brief description of such businesses and information on the status of the acquisitions. Refer to Part I, Item 4.a of Form F-1 and Part I, Item 3.C of Form 20-F.
Selected Consolidated Financial Data
Summary Consolidated Balance Sheet Data, page 78
FirstName LastNameCong (Kenny) Li
8. Please revise to also disclose the Company's total assets as of the end of each period
Comapany   NameOnion
       presented.        Global LtdConsolidated Financial Data and Operating
Data on page 16
                   Your Summary
Januaryshould be similarly
        11, 2021 Page 2 revised. Refer to the guidance in Part I, Item 3.A.2 of Form 20-F.
FirstName LastName
 Cong (Kenny) Li
FirstName  LastNameCong  (Kenny) Li
Onion Global  Ltd
Comapany
January 11,NameOnion
            2021      Global Ltd
January
Page 3 11, 2021 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 80

9. Please tell us, and revise your filing to discuss, the reasons why your presentation of gross merchandise volume, or "GMV," provides useful information to investors. Additionally, include a statement indicating how you use the metric in managing or monitoring company performance. Refer to Release Nos. 33-10751; 34-88094; and
FR-87.
10. We note that your risk factor disclosure on page 29 discusses the adverse effects of
         COVID on your business, but your disclosure in this section does not address such adverse effects. Please revise your disclosure in this section to reflect the impact that
         COVID-19 had on your results of operations. Refer to CF Disclosure
         Guidance: Topic No. 9.
11. We note your Key Components of Results of Operations on page 82. With respect to your services revenues, please tell us what percent of your services are generated in China
         (O'Mall) and outside of China (CosyFans).
Results of Operations, page 87

12. A significant portion of your results of operations disclosure is dedicated to stating, in narrative form, dollar/RMB changes in accounts. In addition, while you discuss certain factors to which changes in operations are attributable, you do not quantify all of these factors nor analyze the underlying business reasons for the changes. For example, you state that the significant revenue growth for the six months ended June 30, 2020, was primarily due to the growth of revenues generated from sales of products, which was due to an increase in the total number of orders placed, from approximately 4.7 million in the first half of 2019 to 7.8 million in the same period of 2020, as the result of an increase in the total number of active buyers and the total number of brands on your platform, despite the decreased average order value. However, you do not quantify the impact of these factors nor analyze the underlying reason for the changes. We believe your disclosures could be improved by quantifying the effects of changes in both price and volume on revenues and expense categories. Please revise accordingly.
Liquidity and Capital Resources, page 94

13. Please revise to identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. In addition, please describe any known material trends, favorable or unfavorable, in your capital resources and indicate any expected material changes in the mix and relative cost of such resources.
14. Please revise your disclosures to include an analysis of your cash flows from operating activities that explains the significant year-to-year variations in the line items reflected in your statements of cash flows (e.g. provide an explanation for the significant change in
 Cong (Kenny) Li
Onion Global Ltd
January 11, 2021
Page 4
         your inventory, prepayments and other current assets, accounts payable, etc.). Your analysis should not merely recite information presented in the consolidated statement of
         cash flows. Please refer to the SEC   s Interpretation: Commission
Guidance Regarding
         Management's Discussion and Analysis of Financial Condition and Results of Operations,
         Release No. 33-8350, as it relates to liquidity and capital resources for guidance. Also, please revise to discuss your cash flows from operating, investing and financing activities during the six months ended June 30, 2019.
Critical Accounting Policies
Revenue Recognition, page 97

15.      We note that for services rendered, the active key opinion consumers
(KOC) subscription
         period is estimated to be no more than two years for the periods presented. Considering the KOCs are provided lifetime subscriptions, please expand your disclosure to explain
         how your determined that    no more than two years    is the
appropriate period over which
         subscription service revenue is recognized. Also, please explain the nature of the facts or circumstances that occurred during both 2018 and 2019 and the six months ended June 30,
         2020 that resulted in changes in estimates with respect to your service revenues and which resulted in reductions or increases in your revenues and net income (losses) during each of these periods.
16. Your disclosure on page 127 indicates that you reward your O'Partners and KOCs with various benefits such as cash incentives, coupons and invitations to offline events. Please explain how you account for the different types of incentives issued to these parties in your financial statements. Also, please disclose the amounts of such incentives recognized in your financial statements during the periods presented and indicate where they have been reflected in your consolidated statement of operations. Industry, page 104

17. We note the five major product categories in the "lifestyle brands market in China."
         Please revise to disclose in which of the five categories your business operates and the related percentage of revenues associated with each category.
18. We note that you ranked as the 5th largest among all cross-border e-commerce platforms in China that offer both import and export lifestyle brand businesses. Please revise to disclose the number of e-commerce platforms included in this category. Business, page 113
FirstName LastNameCong (Kenny) Li
19. We note your description of the O'Mall Mobile App, including the description of the
Comapany   NameOnion
       "O'Mall          Global Ltd Please clarify whether your CosyFans Mobile
App operates
                User Community."
Januaryusing a similar
        11, 2021  Pageuser
                       4 community.
FirstName LastName
 Cong (Kenny) Li
FirstName  LastNameCong  (Kenny) Li
Onion Global  Ltd
Comapany
January 11,NameOnion
            2021      Global Ltd
January
Page 5 11, 2021 Page 5
FirstName LastName
Description of American Depositary Shares, page 174

20. We note your risk factor disclosure that indicates that the deposit agreement provides that
         ADS holders waive the right to a jury trial, "including any claim under the U.S. federal securities laws." Please amend your description of American Depositary Shares to reflect this provision of the deposit agreement.
Onion Global Limited Consolidated Financial Statements
Notes to the Consolidated Financial Statements
11. Share-Based Compensation, page F-36

21. Your disclosure on page F-37 indicates that you have granted restricted share units during
         2019 which are subject to an IPO performance condition and a service condition. If your planned public offering is expected to satisfy the IPO performance condition, please revise
         MD&A and the notes to your financial statements to disclose the amount of compensation expense you expect to recognize in connection with the consummation of your public offering.
       You may contact Blaise Rhodes at (202) 551-3774 or Linda Cvrkel at (202) 551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Li He